

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2011

<u>Via E-mail</u>
Mr. Lawrence J. Ellison
Chief Executive Officer and Director
Oracle Corporation
500 Oracle Parkway
Redwood City, CA 94065

      Re: Oracle Corporation
            Form 10-K for the Fiscal Year ended May 31, 2010
            Filed July 1, 2010
            File No. 000-51788

Dear Mr. Ellison:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                         Sincerely,

                         /s/ Patrick Gilmore

                         Patrick Gilmore
                         Accounting Branch Chief